Mail Stop 03-05
      January 14, 2005


Mr. Kent M. Harvey
PG&E Energy Recovery Funding LLC
245 Market Street, Room 424
San Francisco, CA 94105

Re:	PG&E Energy Recovery Funding LLC
	Amendment No. 2 to Form S-3 filed January 10, 2005
	File No. 333-119762


Dear Mr. Harvey,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. However, the prospectus still contains language which suggests that the prospectus supplement may contradict the base prospectus. For example, we refer you to "Optional Redemption" on page 14. Please review the registration statement and revise accordingly.



Base Prospectus

Credit Enhancement, page 13

2. We note your response to our prior comment 3. We also note that the prospectus still contains references to unspecified third-party credit enhancements. Please identify in the base prospectus any and all credit enhancements that may be used in connection with this offering.

3. In addition, please clarify, if true, that the only swap agreements contemplated by this offering are interest rate swaps.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Daniel H. Morris at (202) 824-5228 or me at
(202)
942-1850 with any other questions.

Sincerely,



Max A. Webb

cc:	Via Facsimile
      Dean Criddle, Orrick, Herrington & Sutcliffe (Fax:
415.773.5759)
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PG&E Energy Recovery Funding LLC
January 14, 2005
Page 1